UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 22, 2019

AVON PRODUCTS, INC.
(Exact Name of Registrant as Specified in its Charter)

New York	1-4881	13-0544597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Building 6, Chiswick Park
London W4 5HR
United Kingdom
(Address of Principal Executive Offices) (Zip Code)

+44-1604-232425
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):
☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.25 per share	AVP	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

Avon Products, Inc. (the “Company”) entered into an Agreement and Plan of Mergers (the “Merger Agreement”), dated May 22, 2019, among the Company, Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima) (“Parent”), Natura Holding S.A., a Brazilian corporation (sociedade anônima) (“HoldCo”), Nectarine Merger Sub I, Inc., a Delaware corporation and, as of the date hereof, a wholly owned direct subsidiary of HoldCo (“Merger Sub I”), and Nectarine Merger Sub II, Inc., a Delaware corporation and, as of the date hereof, a wholly owned direct subsidiary of Merger Sub I (“Merger Sub II”, together with Merger Sub I, HoldCo and Parent, the “Parent Entities”). The Merger Agreement was unanimously approved by all members of the Company’s Board of Directors (the “Board”).

Pursuant to the Merger Agreement, the Company and Parent will be acquired by HoldCo in a series of transactions:

●
First, certain of Parent’s controlling shareholders (collectively, the “Founding Controlling Parent Shareholders”) will (i) contribute their shares in Parent to HoldCo, and will receive for each issued and outstanding share of Parent stock so contributed one validly issued and allotted, fully paid-up share of HoldCo stock (“HoldCo Shares”) and (ii) make a capital contribution to HoldCo in respect of certain taxes owed in connection with the share contribution (the “Founders Cash Contribution” and collectively with the transactions described in clause (i), the “Parent Contribution”).

●
Immediately following the consummation of the Parent Contribution, the Parent Entities shall cause the merger of all of the then-issued and outstanding shares of Parent by HoldCo, pursuant to which Parent shall become a wholly owned direct subsidiary of HoldCo and each share of Parent stock that is issued and outstanding at the time of such merger (including any shares held by any of Founding Controlling Parent Shareholders that were not contributed in the Parent Contribution) will be converted into the right to receive one validly issued and allotted, fully paid-up HoldCo Share (the “Merger of Shares”).

●	Once the closing conditions have been satisfied, Merger Sub II will merge with and into the Company, with the Company continuing as the surviving entity in the merger (the “First Merger”).
●
Immediately following the effectiveness of the First Merger, Merger Sub I will merge with and into HoldCo, with HoldCo continuing as the surviving entity in the merger (the “Second Merger”, together with the First Merger, the “Mergers”).

After the consummation of the foregoing transactions, the Company and Parent will each be wholly-owned direct subsidiaries of HoldCo.

Subject to the terms and conditions set forth in the Merger Agreement, at the time the First Merger becomes effective (the “First Effective Time”), (i) each share of common stock, par value $0.25 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the effective time of the First Merger (other than as provided in the Merger Agreement) will be converted into the right to receive 1 validly issued and allotted, fully paid-up share of common stock, which will have a par value of $0.25 per share, of Merger Sub I (“Merger Sub I Shares”) and (ii) each share of Series C Preferred Stock, par value $1.00 per share, of the Company (the “Company Preferred Stock”) issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive an amount in cash without interest equal to the Stated Value (as defined in the Company’s certificate of incorporation).

Subject to the terms and conditions set forth in the Merger Agreement, at the time the Second Merger becomes effective (the “Second Effective Time”), each Merger Sub I Share issued and outstanding immediately prior to the Second Effective Time (other than as provided in the Merger Agreement) will be converted into the right to receive, at the election of each holder of Merger Sub I Shares, (i) 0.300 validly issued and allotted, fully paid-up American Depositary Shares of HoldCo (“HoldCo ADS”) against the deposit of the requisite number of HoldCo Shares, subject to adjustment in accordance with the Merger Agreement, and any cash in lieu of fractional HoldCo ADSs (the “Common Stock Consideration”) or (ii) 0.300 validly issued and allotted, fully paid-up HoldCo Shares in lieu of the Common Stock Consideration, subject to adjustment in accordance with the Merger Agreement, and any cash in lieu of fractional HoldCo Shares, in which case any and all HoldCo Shares delivered to such holders who have elected to receive HoldCo Shares shall be deemed to be the Common Stock Consideration.

The Merger Agreement contains customary representations and warranties of the Company, Parent and HoldCo relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company, including (i) covenants relating to conducting its business in the ordinary course consistent with past practice and to refrain from taking certain actions without Parent’s consent, (ii) covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning, or provide information in connection with, alternative transactions and (iii) covenants to recommend, subject to certain exceptions, that the Company’s shareholders adopt the Merger Agreement.

The parties have agreed to use their respective reasonable best efforts to do all things reasonably necessary, proper or advisable to consummate the Parent Contribution, the Merger of Shares, the Mergers and the other transactions contemplated by the Merger Agreement, including making filings with and seeking approvals from certain governmental entities under competition laws. In furtherance thereof, Parent and HoldCo have agreed to undertake any effort and to take any action, including by agreeing to divest or dispose of its or the Company’s assets if necessary to obtain certain governmental approvals, subject to certain exceptions.

Prior to the adoption of the Merger Agreement by the Company’s shareholders, the Board may withdraw or modify its recommendation that the Company’s shareholders adopt the Merger Agreement or terminate the Merger Agreement to enter into a written agreement concerning a Company Superior Proposal (as defined in the Merger Agreement), in each case, subject to complying with notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period and the payment of a termination fee described below.

Consummation of the Mergers is subject to various conditions, including, among others, customary conditions relating to the adoption of the Merger Agreement by the requisite vote of the Company’s shareholders; the approval of Parent’s and HoldCo’s shareholders; the consummation of the Parent Contribution and the Merger of Shares; the obtaining of certain regulatory approvals specified in the Merger Agreement, including competition authority approval in Brazil; the effectiveness of Parent’s F-4 registration statement for the issuance of HoldCo Shares; the approval of the listing of the HoldCo ADSs on the New York Stock Exchange, subject to official notice of issuance; and the approval of the listing of the HoldCo Shares on the B3 stock exchange in Brazil under the Novo Mercado segment, subject to official notice of issuance. It is a condition to the Company’s obligation to consummate the Mergers that the Founding Controlling Parent Shareholders have made the Founders Cash Contribution and the Founders Cash Contribution shall continue to be held by HoldCo. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), including the absence of material adverse effect since March 31, 2019, and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement also provides for certain mutual termination rights of the Company and Parent, including the right of either party to terminate the Merger Agreement if the Mergers are not consummated by July 22, 2020 (the “End Date”). Either party may also terminate the Merger Agreement if the Company shareholder approval has not been obtained at a duly convened meeting of the Company’s shareholders or if applicable law or an order permanently prohibits consummation of the Mergers, the Parent Contribution, the Merger of Shares or any of the other transactions contemplated by the Merger Agreement. In addition, Parent may, prior to the Company shareholder approval being obtained, terminate the Merger Agreement if (i) the Board changes its recommendation of the Mergers, (ii) a competing acquisition proposal has been announced and the Board fails to publicly reaffirm its recommendation of the Mergers in certain circumstances or (iii) the Company materially and intentionally breaches its obligations not to solicit a competing acquisition proposal or to provide Parent with match rights. The Company may also terminate the Merger Agreement (i) to enter into an agreement concerning Company Superior Proposal, subject and conditioned upon payment of the fee described below, (ii) if the Parent or HoldCo shareholder approvals effecting the Parent Contribution and the Merger of Shares have not been obtained or (iii) if the Founding Controlling Parent Shareholders have not voted their Parent shares in favor of the transactions at a pre-meeting under the Founding Controlling Parent Shareholders’ existing shareholders’ agreement, in the case of clause (ii) and (iii), within the timeframes specified in the Merger Agreement.

The Company shall be obligated to pay Parent a fee equal to $78,600,000 if the Merger Agreement is terminated (i) by Parent if the Board (x) changes its recommendation of the Mergers or (y) fails to publicly reaffirm its recommendation of the Mergers after public announcement of a competing acquisition proposal in certain circumstances, (ii) by Parent if the Company materially and intentionally breaches its covenant to not solicit alternative proposals or to provide match rights to Parent, (iii) by the Company, in order to enter into a definitive written agreement concerning a Company Superior Proposal, (iv) by the Company or Parent if Company shareholder approval has not been obtained at a duly convened meeting of the Company’s shareholders at a time when the Board changed its recommendation of the Mergers, (v) by the Company or Parent if Company shareholder approval has not been obtained and, prior to the Company’s shareholder meeting a competing acquisition proposal shall have been publicly made, and within 12 months following the date of termination the Company enters into a definitive agreement with respect to certain acquisition proposals or consummates certain acquisition proposals or (vi) by the Company or Parent if the Merger Agreement is not consummated by the End Date, and, prior to termination, a competing acquisition proposal shall have been publicly made, and within 12 months following the date of termination the Company enters into a definitive agreement with respect to certain acquisition proposals or consummates certain acquisition proposals, provided that the Company shall not be required to pay such fee if, at the time of termination, the Company shareholder approval has been obtained, but the regulatory approval condition has not been satisfied or applicable law or an order prohibits the consummation of the Mergers.

Parent will be obligated to pay the Company a fee equal to $133,000,000 if the Merger Agreement is terminated because the Mergers are not consummated by the End Date and at the time of such termination all conditions to closing are satisfied or would be satisfied but the regulatory approval condition has not been satisfied, or competition law or an order with respect to competition law prohibits the consummation of the Mergers. Parent will also be obligated to pay the Company a fee equal to $242,000,000 if the Merger Agreement is terminated because (i) Parent or HoldCo shareholder approvals effecting the Parent Contribution and the Merger of Shares have not been obtained or (ii) the Founding Controlling Parent Shareholders have not voted their Parent shares in favor of the transactions at a pre-meeting under the Founding Controlling Parent Shareholders’ existing shareholders’ agreement, in each case, within the timeframes specified in the Merger Agreement.

The Merger Agreement provides that restricted stock units, performance-contingent restricted stock units and restricted shares will be converted into HoldCo restricted stock units, time-based restricted stock units and restricted HoldCo Shares, respectively, and stock options and stock appreciation rights, whether vested or unvested, will be canceled in exchange for a cash payment equal to the aggregate spread value (if any), in each case in accordance with the terms of the Merger Agreement. In addition, cash long-term incentive awards will remain outstanding, except that each performance-contingent cash long-term incentive award will be converted into a time-based award in accordance with the terms of the Merger Agreement.

Upon closing of the Mergers, three directors mutually agreed by the Company and Parent from the Company’s board of directors as of the date of the Merger Agreement will be appointed to the HoldCo board of directors.

The foregoing summary of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

Parent Shareholder Support Agreement

On May 22, 2019, concurrently with the execution of the Merger Agreement, the Founding Controlling Parent Shareholders entered into a voting and support agreement (the “Parent Shareholder Support Agreement”) with the Company, Parent and HoldCo. All of the shares issued and outstanding of Parent and HoldCo held directly or indirectly by the Founding Controlling Parent Shareholders subject to the Parent Shareholder Support Agreement (the “Founding Controlling Parent Shareholder Shares”) constituted approximately 50.5% of the total voting capital stock of Parent as of May 22, 2019 and 100% of the capital stock of HoldCo. Pursuant to the Parent Shareholder Support Agreement, the Founding Controlling Parent Shareholders have agreed to perform or cause to be performed all necessary and advisable acts, as shareholders and directors of Parent and HoldCo to, among other things, (i) approve and complete the Parent Contribution and (ii) approve and, to the extent within their power, complete the Merger of Shares and the Mergers, including in each case voting in favor of the transactions as directors and shareholders and cooperating and assisting with necessary, proper or advisable filings and procedures to complete the transactions under applicable law.

Further, the Founding Controlling Parent Shareholders have also agreed not to solicit or take any action to facilitate the submission of an alternate acquisition proposal for Parent, including by refraining from discussing or providing information to any person in connection with such a proposal. The Founding Controlling Parent Shareholders also agreed not to, among other things, sell, transfer or encumber any Founding Controlling Parent Shareholder Shares.

The Parent Shareholder Support Agreement will terminate upon the termination of the Merger Agreement, other than a termination arising from a violation of the Parent Shareholder Support Agreement.

The foregoing summary of the Parent Shareholder Support Agreement is qualified in its entirety by the full text of the Parent Shareholder Support Agreement, which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

The Merger Agreement and Parent Shareholder Support Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about the Company, Parent or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement and the Parent Shareholder Support Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective contracting parties to those agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the respective parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement or the Parent Shareholder Support Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Parent Shareholder Support Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 8.01	Other Events.

Series C Support Agreement

On May 22, 2019, concurrently with the execution of the Merger Agreement, Cleveland Apple Investor L.P. (the “Series C Shareholder”) entered into a voting and support agreement (the “Series C Support Agreement”) with Parent and Merger Sub I. The shares of Company Preferred Stock subject to the Series C Support Agreement constituted approximately 16.4% of the total voting capital stock of the Company as disclosed in the Company’s definitive proxy statement dated April 2, 2019. Pursuant to the Series C Support Agreement, the Series C Shareholder has agreed to, among other things, (i) vote the shares of Company Preferred Stock, and any other shares of capital stock of the Company held by the Series C Shareholder and certain of its affiliates (the “Voting Shares”), in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) vote the Voting Shares in favor of any proposal to adjourn or postpone a meeting of shareholders to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement and (iii) vote against alternate acquisition proposals for the Company or any other action that would reasonably be expected to materially delay or prevent the consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

Further, the Series C Shareholder has also agreed not to solicit or take any action to facilitate the submission of an alternate acquisition proposal for the Company and refraining from discussing or providing non-public information to any person seeking to make or that has made a proposal. The Series C Shareholder has also agreed not to, among other things, sell, transfer or encumber any Voting Shares, subject to certain exceptions.

The Series C Support Agreement will terminate upon (i) the termination of the Merger Agreement in accordance with its terms, (ii) any change to the terms of the Merger Agreement not approved by the Series C Shareholder that changes the form or amount of consideration payable with respect to the shares held by the Series C Shareholder or its affiliates or is by its terms materially adverse to the Series C Shareholder and (iii) the First Effective Time.

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this filing (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of the Company and Parent; our beliefs relating to value creation as a result of a potential combination with Parent; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding the Company’s and Parent’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of the Company and Parent, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that the Company’s shareholders may not approve the proposed transactions; the possibility that Parent’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Parent will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Parent, the Company, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Parent’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about the Company’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of the Company’s website www.Avonworldwide.com.  To the extent holdings of the Company securities have changed since the amounts contained in the proxy statement for the Company’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Parent and the Company file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Parent and the Company will be submitted to the Company’s shareholders and Parent’s shareholders for their consideration.  In connection with the proposed transaction, Parent will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for the Company’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  the Company will mail the joint proxy statement/prospectus to its shareholders, and the Company and Parent will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Parent or the Company may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Parent or the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Parent by going to its investor relations page on its corporate web site at www.Natura.com and from the Company by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Mergers, dated as of May 22, 2019, among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura Holding S.A.†

10.1
Parent Shareholder Support Agreement, dated as of May 22, 2019, among Antonio Luiz da Cunha Seabra, Lucia Helena Rios Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Utopia Participações S.A., Felipe Pedroso Leal, Ricardo Pedroso Leal, Passos Participações S.A. and Fundo de Investimento de Ações Veredas – Investimento No Exterior, Natura Cosméticos S.A., Natura Holding S.A. and Avon Products, Inc..†

†
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules or exhibits upon request by the SEC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVON PRODUCTS, INC.

By:	/s/ Ginny Edwards
	Name:	Ginny Edwards
	Title:	Vice President, Interim General Counsel and Corporate Secretary

Date: May 24, 2019

Exhibit Index

Exhibit	Description

2.1	Agreement and Plan of Mergers, dated as of May 22, 2019, among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura Holding S.A.†

10.1
Parent Shareholder Support Agreement, dated as of May 22, 2019, among Antonio Luiz da Cunha Seabra, Lucia Helena Rios Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Utopia Participações S.A., Felipe Pedroso Leal, Ricardo Pedroso Leal, Passos Participações S.A. and Fundo de Investimento de Ações Veredas – Investimento No Exterior, Natura Cosméticos S.A., Natura Holding S.A. and Avon Products, Inc..†

†
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules or exhibits upon request by the SEC